CUSIP No. 33831M107                                                Page 1 of 5



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            Five Star Products, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    33831M107
                                 (CUSIP Number)

                             Andrea D. Kantor, Esq.
                     National Patent Development Corporation
                             777 Westchester Avenue
                          White Plains, New York 10604

                                 (914) 249-9700
-------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                   May 9, 2006
                             -----------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)


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CUSIP No. 33831M107                                                Page 2 of 5

Item 1.  Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Five Star Products, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 777 Westchester Avenue, Fourth Floor, White Plains, New York 10604. This Statement constitutes Amendment No. 1 to a Schedule 13D, dated December 3, 2004 (the "Schedule 13D"), filed by National Patent Development Corporation, a Delaware corporation ("NPDC" or the "Filing Person"), with respect to the Common Stock. Except as amended by this Amendment No. 1, the statements in the Schedule 13D remain unchanged.

Item 2.  Identity and Background

         The information regarding directors and executive officers of NPDC set forth in Schedule I to Schedule 13D is hereby amended to read as set forth in the attached Schedule I.

Item 4.  Purpose of Transaction

         Item 4 of Schedule 13D is hereby amended to read as follows:

         The Filing Person does not have any plans or proposals of the nature described in Items (a) through (j) of Item 4 of Schedule 13D, except that on May 9, 2006, the Filing Person and the Company entered into a non-binding letter of intent with FLJ Partners, LLC ("FLJ") to enter into a series of transactions that, if consummated, would result in sale to FLJ of all of shares of Common Stock owned by the Filing Person and the Company becoming a wholly owned subsidiary of FLJ. A copy of the letter of intent is attached hereto as Exhibit 1 and is incorporated by reference herein. A copy of a press release issued by the Filing Person on May 9, 2006 is attached hereto as Exhibit 2 and is incorporated by reference herein.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ----------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Item 6 of Schedule 13D is hereby amended to read as follows:

         Reference is made to the response to Item 4.

Item 7.  Material to be Filed as Exhibits

         Item 7 of Schedule 13D is hereby amended to read as follows:

         Exhibit 1. Letter of Intent, dated May 5, 2006 and accepted May 9, 2006, among the Filing Person, the Company, and FLJ.

         Exhibit 2. Press release issued by the Filing Person on May 9, 2006.


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CUSIP No. 33831M107                                                Page 3 of 5


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2006


                                        NATIONAL PATENT DEVELOPMENT
                                        CORPORATION



                                        Jerome I. Feldman
                                        Chief Executive Officer



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CUSIP No. 33831M107                                                Page 4 of 5


                      Information with Respect to Executive
                         Officers and Directors of NPDC

                           Schedule I to Schedule 13D

         The following sets forth as to each of the executive officers and directors of NPDC: his or her name, his or her business address, his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each officer is National Patent Development Corporation, the business address of which is 777 Westchester Avenue, White Plains, New York 10604, and each individual identified below is a citizen of the United States. To the knowledge of the Filing Persons, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.


                                                                No of Shares
                                                                of Common Stock
         Name                        Occupation                 Beneficial Held
-----------------------     ---------------------------         ----------------
Directors:

Jerome I. Feldman           Chairman of the                        150,000(1)
                            Executive Committee
                            GP Strategies Corporation
                            777 Westchester Avenue
                            White Plains, New York 10604

Scott N. Greenberg          Chief Executive Officer                150,000(2)
                            GP Strategies Corporation
                            777 Westchester Avenue
                            White Plains, New York 10604

Harvey P. Eisen             Chairman and Managing Member             -0-
                            Bedford Oak Management, LLC
                            (asset management company)
                            100 South Bedford Road
                            Mount Kisco, NY 10549

Roald Hoffmann              Professor of Chemistry                   -0-
                            Cornell University
                            Department of Chemistry
                            Ithaca, NY 14853

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CUSIP No. 33831M107                                                Page 5 of 5


Ellen Havdala               Managing Director                        -0-
                            Equity Group Investments, L.L.C.
                            (investment company)
                            Two North Riverside Plaza
                            Chicago, IL 60606

Thomas C. Kinnear           Professor of Marketing                   -0-
                            University of Michigan Business
                            School
                            701 Tappan Street
                            Room 4202
                            Ann Arbor, MI 48109

Talton R. Embry             Chairman                                 -0-
                            Magten Asset Management Corp.
                            (asset management company)
                            410 Park Avenue
                            14th Floor
                            New York, NY  10022

Officers:

Jerome I. Feldman           Chairman of the Board and               See above
                            Chief Executive Officer

Scott N. Greenberg          Chief Financial Officer                 See above

Andrea D. Kantor            Vice President and General Counsel         -0-

Charles Dawson              President                              150,000(3)

------------------
(1) Consists of 150,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Feldman. (2) Consists of 150,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Greenberg. (3) Consists of 150,000 shares of Common Stock issuable upon exercise of currently exercisable stock options held by Mr. Dawson.


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